
LIQUOR
DEPOT

LIQUOR
WORLD

LIQUOR STORES GP INC.

General Partner of Liquor Stores Limited Partnership

April 13, 2006



06012905

SUPPL


SEC MAIL
PROCESSING
RECEIVED
APR 2 6 2006
WASH, D.C.
SECTION

VIA CANADA POST

Securities and Exchange Commission
100F Street, NE
Washington, DC 20549
USA

Attention: Filing Desk

Re: Liquor Stores Income Fund, Submissions Pursuant to Rule 12g3-2(b), File No. 82-34937

Dear Sir/Mesdames:

On behalf of Liquor Stores Income Fund (the "Fund"), and pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, we enclose copies of the Fund's:

1. News Release, dated April 13, 2006

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and on the first page of each bound document.

Also enclosed is a copy of this letter. Please indicate your receipt of this letter and the enclosed information by stamping such copy and returning it to me in the enclosed self-addressed, stamped envelope.

Please contact the undersigned at (780) 917-4189 if you have any questions about the contents of this letter.

Yours truly,

LIQUOR STORES GP INC.
Administrator of Liquor Stores Income Fund

PROCESSED
MAY 0 2 2006
THOMSON
FINANCIAL

Wade Grabeldinger
Finance Manager

WG/ms
Encl.

Suite #1120, 10235 - 101 Street, Edmonton, Alberta T5J 3G1 • Telephone: (780) 944-9994 • Fax: (780) 702-1999

April 2006

Liquor Stores Income Fund Announces April Cash Distribution

EDMONTON, Alberta, April 13, 2006 – Liquor Stores Income Fund (the "Fund") (TSX:"LIQ.UN") announced today a cash distribution of $0.10 per trust unit for the month of April, 2006. The distribution will be paid on May 15, 2006 to holders of record of trust units on April 28, 2006.

The Fund's policy is to pay cash distributions on or about the 15th of each month to unitholders of record on the last business day of the preceding month.

About Liquor Stores Income Fund

The Fund is a publicly traded Canadian Income Fund that participates in the retail liquor industry in Alberta and British Columbia through its 72.26% interest in Liquor Stores Limited Partnership ("Liquor Stores LP"). Liquor Stores Income Fund is Canada's only publicly traded entity with interests exclusively in the retailing of liquor products.

The Fund is the largest liquor retailer in Alberta by number of stores. The Fund currently operates 78 stores, 5 of which are located in British Columbia.

The Fund's Units trade on the Toronto Stock Exchange under the symbol LIQ.UN.

Additional information about Liquor Stores Income Fund is available at www.sedar.com and the Fund's website at www.liquorstoresincomefund.ca.

- 30 -

For further information, please contact:

Irv Kipnes
Chief Executive Officer
Liquor Stores GP Inc.
(780) 944-9994 ext. 6

Patrick de Grace
Chief Financial Officer
Liquor Stores GP Inc.
(780) 917-4179


LIQUOR
DEPOT

LIQUOR
WORLD

LIQUOR STORES GP INC.

General Partner of Liquor Stores Limited Partnership

April 13, 2006

VIA CANADA POST

Securities and Exchange Commission
100F Street, NE
Washington, DC 20549
USA

Attention: Filing Desk

Re: Liquor Stores Income Fund, Submissions Pursuant to Rule 12g3-2(b), File No. 82-34937

Dear Sir/Mesdames:

On behalf of Liquor Stores Income Fund (the "Fund"), and pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, we enclose copies of the Fund's:

1. News Release, dated April 13, 2006

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and on the first page of each bound document.

Also enclosed is a copy of this letter. Please indicate your receipt of this letter and the enclosed information by stamping such copy and returning it to me in the enclosed self-addressed, stamped envelope.

Please contact the undersigned at (780) 917-4189 if you have any questions about the contents of this letter.

Yours truly,

LIQUOR STORES GP INC.
Administrator of Liquor Stores Income Fund

Wade Grabeldinger
Finance Manager

WG/ms
Encl.

Suite #1120, 10235 - 101 Street, Edmonton, Alberta T5J 3G1 • Telephone: (780) 944-9994 • Fax: (780) 702-1999